VIA EDGAR

February 11, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C 20549

Re:	Motricity, Inc. (the “Company”) Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-185510)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make this application for withdrawal of the Registration Statement on Form S-4 (File No. 333-185510) originally filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2012 and all exhibits thereto (the “Registration Statement”).

This application is based on a letter from the Commission dated December 21, 2012 and a telephone conversation between Attorney-Advisor Evan Jacobson and our legal counsel on January 4, 2013 in which the Commission advised us that because our subsidiary Voltari Corporation (f/k/a Mobile Systems Corp.) (“Voltari”) would be the issuer of the securities registered pursuant to the Registration Statement,Voltari should file a Form S-4 in lieu of the Company’s Registration Statement, which the Commission recommended be withdrawn.

We confirm that no securities have been sold pursuant to the Registration Statement. In connection with the transactions described in the Registration Statement, our subsidiary Voltari has filed with the Commission a new Registration Statement on Form S-4. We request that, in accordance with Rule 457(c) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to our account for future use.

Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please email a copy of the written order as soon as it is available to the attention of the undersigned at Richard.Sadowsky@motricity.com and to the attention of our counsel, Samuel P. Williams of Brown Rudnick LLP at swilliams@brownrudnick.com. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after we file the application, the Commission notifies us that the application for withdrawal will not be granted.

If you have any questions regarding this application, please do not hesitate to contact me at (646) 561-5695 or Mr. Williams at (617) 856-8353.

Securities and Exchange Commission

Division of Corporate Finance

February 11, 2013

Very truly yours,

MOTRICITY, INC.

By:	/s/ Richard Sadowsky
Richard Sadowsky, Chief Administrative Officer and General Counsel